EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Adit Laixuthai, Ph.D.**
First Senior Vice President

RECEIVED
2008 AUG 29 A 11:48

12g3-2(b) File No.82-4922

Ref No. OS.254/2008

August 28, 2008 [redacted]

08004638

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Aug 28, 08

PROCESSED
SEP 03 2008
THOMSON REUTERS

JLW 9/2



MW

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 开泰农民银行

**Prasarn Trairatvorakul**
President

Ref. OS. 2076/2551

August 28, 2008

To : The President

The Stock Exchange of Thailand

Subject : Interim Dividend Payment for the First-Half of 2008 Operating Results

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.8/2551 held on August 28, 2008 has resolved to approve the interim dividend payment for the first-half of 2008 operating results at the rate of Baht 0.50 per share, totaling Baht 1,196,630,096.50 to the shareholders registered in the Register of Shareholders on September 11, 2008 at 12.00 hours, and will pay the dividend on September 25, 2008.

The Board of Directors deemed the rate of dividend specified above appropriate, which is the rate equivalent to a payout of 14.42% of the first-half of 2008 net profit.

Please be informed accordingly.

Yours sincerely,

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel. 0-2470-2679

END